April 24, 2025

Parveen Narula
Chief Executive Officer
Orbic North America, LLC
555 Wireless Blvd.
Hauppauge, New York 11788

       Re: Sonim Technologies, Inc.
           Preliminary Proxy Statement on Schedule 14A filed April 16, 2025 Filed by AJP Holding Company, LLC, Orbic North America, LLC et al. File No. 001-38907
Dear Parveen Narula:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A filed April 16, 2025
General

1. Disclosure indicates that "[g]iven the rejection of the stockholder nominations made by Orbic and AJP by the Sonim Board of Directors, Orbic and AJP anticipate commencing legal action in the Delaware Court of Chancery seeking injunctive relief and a declaratory ruling regarding the validity of the AJP and Orbic nominations."
       Please supplement the disclosure to describe how Orbic and AJP will treat votes received, including for the registrant's nominees, if the nominations are invalidated.
       We note that page 12 includes a similar discussion covering the scenario where
       AJP/Orbic withdraw the nomination of the AHP/Orbic Nominees or otherwise abandon their solicitation.
2. Disclosure indicates that "[t]he Participants and the Company will each be using a universal proxy card for voting on the election of directors at the 2025 Annual
       Meeting..." Please reconcile this statement given the disclosure noted in the preceding
 April 24, 2025
Page 2

       comment.
3. Disclosure indicates that "if you mark fewer than five 'FOR' boxes with respect to the election of directors, your shares will be voted 'FOR' the nominees you have so marked, as well as such AJP/Orbic Nominees, as determined in the proxy
holder   s
       discretion so that there is a total of five 'FOR' votes." We note that this disclosure is inconsistent with similar disclosure on the proxy card. Refer to Question 139.04 of the Proxy Rules and Schedules 14A/14C Compliance and Disclosure Interpretations
       and revise accordingly.
Proxy Card, page A-1

4. Please revise the description of the participants' intended use of discretionary authority to cite to the legal standard enunciated in
Exchange Act Rule
       14a-4(c)(3).
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please direct any questions to Perry Hindin at 202-551-3444.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Mergers
& Acquisitions
cc:   rlangan@nixonpeabody.com